earthdog - Cash Summary

Cash Summary

earthdog

For the 12 months ended 31 December 2017

Excluding Sales Tax

	Dec 2017	Avg	Variance
Income			
cin7 sales	233,586.39	233,586.39	0.0%
freight sales	21,475.03	21,475.03	0.0%
Total Income	**255,061.42**	**255,061.42**	**0.0%**
Less Operating Expenses			
advertising	12,521.67	12,521.67	0.0%
animals	10,757.29	10,757.29	0.0%
bank charge	20.00	20.00	0.0%
bonus	100.00	100.00	0.0%
building repairs	724.00	724.00	0.0%
cin7 adjustments	308.57	308.57	0.0%
cin7 cogs	19,212.53	19,212.53	0.0%
cin7 purchase direct cost	22,907.41	22,907.41	0.0%
defective inventory	282.00	282.00	0.0%
Donation	4,323.20	4,323.20	0.0%
dues & subscriptions	12,056.49	12,056.49	0.0%
equipment - vehicle	870.15	870.15	0.0%
federal taxes	15,600.00	15,600.00	0.0%
finance charges	25,861.41	25,861.41	0.0%

freight (cogs)	23,513.20	23,513.20	0.0%
Insurance - General (dwelling)	924.00	924.00	0.0%
insurance - medical	1,548.59	1,548.59	0.0%
legal & accounting	1,162.50	1,162.50	0.0%
life insurance - officer	2,000.00	2,000.00	0.0%
materials (COGS)	1,715.54	1,715.54	0.0%
meals & entertainment	318.06	318.06	0.0%
merchant credit fees	7,901.91	7,901.91	0.0%
miscellaneous	596.08	596.08	0.0%
officer salary	139,200.00	139,200.00	0.0%
printing & reproduction	148.01	148.01	0.0%
sales rep commissions	1,872.74	1,872.74	0.0%
supplies	3,015.99	3,015.99	0.0%
supplies : computer	636.29	636.29	0.0%
supplies: office	489.86	489.86	0.0%
tax preparation	1,029.99	1,029.99	0.0%
taxes, licenses & permits	195.80	195.80	0.0%
telephone	3,720.24	3,720.24	0.0%
travel	668.71	668.71	0.0%
utilities	1,397.55	1,397.55	0.0%
website	1,365.90	1,365.90	0.0%
Total Operating Expenses	**318,965.68**	**318,965.68**	**0.0%**
Operating Surplus (Deficit)	**(63,904.26)**	**(63,904.26)**	**0.0%**
Plus Non Operating Movements			
inventory	(16,340.94)	(16,340.94)	0.0%
Rounding	(0.01)	(0.01)	0.0%
Total Non Operating Movements	**(16,340.95)**	**(16,340.95)**	**0.0%**
Sales Tax Movements			
Sales Tax Inputs	(220.11)		
Sales Tax Outputs	175.44		
Net Sales Tax Movements	**(44.67)**		**0.0%**
Net Cash Movement	**(80,289.88)**	**(80,245.21)**	**-0.1%**

Summary

Opening Balance	(155,238.05)
Plus Net Cash Movement	(80,289.88)
Closing Balance	(235,527.93)